"PUBLIC"

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549**

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68746

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___**01/01/24**___ AND ENDING ___**12/31/24**___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____**APTO PARTNERS, LLC**_____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5 Cold Hill Road South, Suite 11
(No. and Street)

Mendham	**NJ**	**07945**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Juan Espinosa	973-543-6600	info@aptopartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

JVA Accountants & Advisors
(Name – if individual, state last, first, and middle name)

15 Broadway	Denville	NJ	07834
(Address)	(City)	(State)	(Zip Code)

10/19/10	5288
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____JUAN D. ESPINOSA_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____APTO PARTNERS, LLC_____, as of _____DECEMBER 31_____, 2_024_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JASON EBERHARDT
Notary Public, State of New Jersey
My Commission Expires Nov 19, 2029

Signature:

Title: PRESIDENT & CEO

3/25/25

Notary Public County of Morris NJ

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

APTO PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

FILED PURSUANT TO RULE 17a-5(e)(3) OF THE SECURITIES AND
EXCHANGE ACT OF 1934 AS A PUBLIC DOCUMENT

APTO PARTNERS, LLC

December 31, 2024

Table of Contents

Joseph Velocci, CPA, CGMA
Anthony Velocci, CPA
Nancy Colucco, CPA
Cassia DeFrank, CPA



Licensed in:
New Jersey
Florida

"Building Your Future"

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Apto Partners, LLC
Mendham, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Apto Partners, LLC (a New Jersey Limited Liability Company) as of December 31, 2024 and the related notes. In our opinion, the statement of financial condition and related notes referred to above present fairly, in all material respects, the financial position of Apto Partners, LLC as of December 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition and related notes are the responsibility of Apto Partners, LLC's management. Our responsibility is to express an opinion on Apto Partners, LLC's statement of financial condition and related notes based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Apto Partners, LLC in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition and related notes are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition and related notes, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition and related notes. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition and related notes. We believe that our audit provides a reasonable basis for our opinion.

We have served as Apto Partners, LLC's auditor since 2018.

JVA Accountants & Advisors

Certified Public Accountants

Palm Beach Gardens, FL
March 19, 2025

PHONE: (561) 867-0345 | 5100 PGA BOULEVARD, SUITE 309 • PALM BEACH GARDENS, FL 33418
PHONE: (973) 620-9607 | 15 BROADWAY • DENVILLE, NJ 07834
PHONE: (973) 810-4210 | 54 MAIN STREET, SUITE 101 • SUCCASUNNA, NJ 07876
PHONE: (973) 810-4210 | 4 MAIN STREET, PO BOX 2114 • BRANCHVILLE, NJ 07826
WWW.JVAFIRM.COM | WWW.JVAFIRMFL.COM

APTO PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$	25,604
Receivables from broker-dealers		1,200,710
Securities owned, at fair value		9,560,977
Fixed assets, net		181,400
TOTAL ASSETS	$	10,968,691

LIABILITIES

Accounts payable and accrued expenses	$	15,180
TOTAL LIABILITIES		15,180

MEMBER'S EQUITY

TOTAL MEMBER'S EQUITY		10,953,511
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	10,968,691

APTO PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

1. ORGANIZATION AND NATURE OF BUSINESS

Apto Partners, LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company conducts business as an introducing broker-dealer and clears all transactions through a clearing organization on a fully disclosed basis. The Company is a State of New Jersey Limited Liability Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue from Contracts with Customers

Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Underwriting fees are the major source of revenue. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

Fixed Assets, Net

Fixed assets are recorded at historical cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over their economic useful lives, generally from three to thirty-nine years.

Income Taxes

The Company is treated as a sole proprietorship for federal income tax purposes and does not incur income taxes. Instead its earnings and losses are passed through to its member and taxed depending on the personal tax situation. Accordingly, the financial statements do not reflect a provision from income taxes. Distributions were primarily used to meet member's income tax obligations.

At December 31, 2024, there were no significant income tax uncertainties that would require financial statement recognition. In addition, no interest or penalties were recorded.

Fair Value Measurements

The Company records the fair value of certain financial assets and liabilities on a recurring basis. The accounting standard for fair value provides a hierarchy to measure the quality and reliability of the information used to determine fair values. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in the markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At December 31, 2024, all securities owned, which consists of corporate obligations and mutual funds, were valued using Level 1 inputs.

Receivables/Payables to Broker-Dealers

Payables to broker-dealers represents netted trading profit/loss, interest income/expense, clearing charges, margin securities, and deposits with the clearing organization. The Company is required to maintain certain deposit amounts with the clearing organization depending on its clearing activities and as pursuant to the clearing agreement. At December 31, 2024, the Company's required deposit was $100,000.

Cash and Cash Equivalents

The Company considers cash and cash equivalents amounts in demand deposit accounts at various financial institutions, investments in money market funds, and highly liquid investments, with original maturities of less than ninety (90) days, which are not held for sale in the ordinary course of business.

Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2025 and March 19, 2025, which is the date the financial statements were to be issued, for possible disclosure and recognition in the financial statements.

3. CONCENTRATIONS OF CREDIT RISK

The Company at times during operations has cash deposits that exceed $250,000 in one account in individual banks. The Federal Deposit Insurance Corporation ("FDIC") insures only the first $250,000 in member banks. At December 31, 2024, the Company had no uninsured cash balance.

4. FIXED ASSETS, NET

Fixed assets, net consisted of the following:

	Year Ending December 31, 2024
Land	$ 91,916
Buildings	116,984
Equipment	106,650
	315,550
Less accumulated depreciation	(134,150)
Fixed assets, net	$ 181,400

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $9,646,608 which was $9,546,608 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.0016 to 1.

6. RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii) in that the Company as an introducing broker or dealer clears all transactions with and for customers on a fully disclosed basis with a clearing agent, and promptly transmits all customer funds and securities to the clearing agent who carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements as are customarily made and kept by

7. COMMITMENTS AND CONTINGENCIES

Litigation

The Company, as part of doing business, may from time to time be involved in legal matters. In the opinion of management and after consultation with legal counsel, there are no matters, alone or in the aggregate, that are considered to be material to the financial statements.

Investment Banking

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2024, and were subsequently settled had no material effect on the financial statements as of that date.

8. OFF-BALANCE SHEET RISK

As a securities broker-dealer, the Company is engaged in various trading and brokerage activities, on an agency and principal basis, in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company's exposure to off-balance sheet credit risk occurs if a customer, clearing agent or counterparty does not fulfill their obligations arising from a transaction.